

Formation



Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

FORMATION CAPITAL CORPORATION AMENDS OUTSTANDING WARRANTS

Vancouver, B.C., September 6, 2006, Formation Capital Corporation (Formation, FCO-TSX) announced today that, further to the Company's News Release dated August 21, 2006, it has sent Notices to the warrant holders at their address of record of the following amendments, effective September 5, 2006, to the outstanding share purchase warrants of the Company, all of which are held by arm's length parties and none of which are listed (the "Warrants"):

Effective September 5, 2006, the Company has extended the expiry date from September 15, 2006 to September 30, 2006, of 19,953,799 Warrants issued December 5, 2003. In addition, effective September 5, 2006, the Company has reduced the exercise price to $0.30 per share, until 4:00 p.m. (Vancouver Time) on September 30, 2006 (the "Offer Expiry Time"), of 34,116,299 Warrants made up of the 19,953,799 Warrants referred to above, and 14,162,500 Warrants issued February 25, 2005 (12,500,000 Warrants exercisable at $0.60 per share and 1,662,500 Broker Warrants exercisable at $0.57 per share). The exercise price of any of the Warrants issued February 25, 2005 that are not exercised prior to the Offer Expiry Time will revert to their original respective exercise prices immediately following the Offer Expiry Time.

The Company will issue 0.5 new non-transferable share purchase warrants (each whole new warrant, a "New Warrant") in exchange for each of the 34,116,299 Warrants exercised prior to the Offer Expiry Time. Each New Warrant will entitle the holder thereof to acquire one common share in the capital of the Company at an exercise price of $0.50 per share until September 30, 2007, subject to an Accelerated Expiry Date as follows:

> "In the event that the ten (10) day weighted average trading price of the Company's common shares on the TSX for any ten (10) consecutive trading days is $0.75 or more (the tenth such trading day being the "Determination") the expiry date of the warrants will be accelerated to the thirtieth calendar day following the Determination (the "Accelerated Expiry Date"). The Company will forthwith on the Determination immediately notify the holders of the warrants of the Accelerated Expiry Date. All warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice to the holders."

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.